SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-1(a).
Nobel Learning Communities, Inc.

(Name of Issuer)
Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)
654889104

(CUSIP Number)
Donald W. Hughes
c/o Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 1, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS Camden Partners Strategic II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund II-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund II-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,768,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,768,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,768,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Explanatory Note: This Schedule 13D relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934 and relates to the Schedule 13G filed with the Commission on June 27, 2003, Amendment No. 1 to Schedule 13G filed with the Commission on February 17, 2004, Amendment No. 2 to Schedule 13G filed with the Commission on February 10, 2006, Amendment No. 3 to Schedule 13G filed with the Commission on February 12, 2007, and Amendment No. 4 to Schedule 13G filed with the Commission on February 14, 2008.
Item 1. Security and Issuer
     This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of the Company. The address of the principal business office of the Company is 1615 West Chester Pike, West Chester, Pennsylvania 19382.
Item 2. Identity and Background
(a)	The names of the persons filing this statement are Camden Partners Strategic II, LLC, a Delaware limited liability company (“CPS II”), Camden Partners Strategic Fund II-A, L.P., a Delaware limited partnership (“CPS Fund II-A”), Camden Partners Strategic Fund II-B, L.P., a Delaware limited partnership (“CPS Fund II-B”), and Messrs. David L. Warnock, Donald W. Hughes, Richard M. Johnston and Richard M. Berkeley. CPS II is the general partner of each of CPS Fund II-A and CPS Fund II-B. Messrs. Warnock, Hughes, Johnston and Berkeley are the managing members of CPS II (collectively, the “Managing Members”). CPS II, CPS Fund II-A, CPS Fund II-B and the Managing Members are sometimes referred to herein collectively as the “Reporting Persons.”
(b)	The address of the principal business office of the Reporting Persons is 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.
(c)	The principal business of CPS II is serving as the sole general partner of each of CPS Fund II-A and CPS Fund II-B. The principal business of each of CPS Fund II-A and CPS Fund II-B is investing in securities.

The principal occupation of each of Messrs. Warnock, Hughes, Johnston and Berkeley is to act as an officer, director, member, managing member, general partner or limited partner, as applicable, of corporations, partnerships or limited liability companies, as the case may be, some of which may be deemed to be affiliates of, or may provide management services to, CPS II, CPS Fund II-A and CPS Fund II-B. In addition to being a Managing Member, Mr. Warnock is a director of the Company. Messrs. Warnock, Hughes, Johnston and Berkeley are parties to written employment agreements with Camden Partners Holdings, LLC, a Delaware limited liability company (“Camden Holdings”), which provides management services to CPS II, CPS Fund II-A and CPS Fund II-B and is an investment adviser registered under the Investment Advisor Act of 1940, as amended. The address of Camden Holdings is as set forth above in section (b) of this Item 2.
(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	CPS II is a Delaware limited liability company. CPS Fund II-A and CPS Fund II-B are Delaware limited partnerships. Each of the Managing Members is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     CPS Fund II-A and CPS Fund II-B raised working capital (investment funds) through the private placement of limited partnership interests, a portion of which was used to acquire the securities of the Company described below.

     On July 17, 2003, CPS Fund II-A purchased 1,258,667 shares of the Company’s Series E Convertible Preferred Stock (“Series E Preferred Stock”) for an aggregate purchase price of $5,664,000, and CPS Fund II-B purchased 74,666 shares of the Series E Preferred Stock for an aggregate purchase price of $336,000. Pursuant to the terms of the Series E Preferred Stock, CPS Fund II-A and CPS Fund II-B were entitled to share dividends payable quarterly for the first three years of the investment. As a result, the Company issued a total of 205,169 and 12,164 additional shares of Series E Preferred Stock to each of CPS Fund II-A and CPS Fund II-B, respectively, as share dividends.
     On September 9, 2003, CPS Fund II-A purchased 171,265 shares of the Company’s Series F Convertible Preferred Stock (“Series F Preferred Stock”) for an aggregate purchase price of $873,450.26, and CPS Fund II-B purchased 10,160 shares of the Series F Preferred Stock for an aggregate purchase price of $51,814.85. Pursuant to the terms of the Series F Preferred Stock, CPS Fund II-A and CPS Fund II-B were entitled to share dividends payable quarterly for the first three years of the investment. As a result, the Company issued a total of 34,105 and 2,017 additional shares of Series F Preferred Stock to each of CPS Fund II-A and CPS Fund II-B, respectively, as share dividends.
     On February 1, 2007 the Company caused the holders of Series E Preferred Stock to convert their shares of Series E Preferred Stock into Common Stock in accordance with the terms of the Company’s Certificate of Designation. On March 12, 2007, the Company caused the holders of Series F Preferred Stock to convert their shares of Series F Preferred Stock into Common Stock in accordance with the terms of the Company’s Certificate of Designation. The Series E Preferred Stock and the Series F Preferred Stock (collectively, the “Preferred Stock”) were convertible at a rate of one share of Preferred Stock for one share of Common Stock. As a result, the shares of Series E Preferred Stock and Series F Preferred Stock acquired by CPS Fund II-A and CPS Fund II-B were converted into an aggregate of 1,768,213 shares of the Company’s Common Stock (the “Shares”).
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons expect to consider and evaluate on an on-going basis all of their options with respect to the investment in the Shares. Among other alternatives, the Reporting Persons may engage in discussions with management and/or the board of directors concerning the proposed acquisition of all of the outstanding shares of the Company’s Common Stock by Knowledge Learning Corporation. The Reporting Persons may also attempt to encourage the Company and third parties to consider other strategic transactions involving the Company, and the Reporting Persons may participate in or provide financial support to third parties participating in such strategic transactions. The Reporting Persons may also contact and consult with other stockholders of the Company concerning the Company, its prospects, the proposed sale transaction with Knowledge Learning Corporation, other potential strategic transactions involving the Company and any or all of the foregoing matters.
     In addition, the Reporting Persons may pursue other alternatives available in order to maximize the value of the investment in the Shares. Such alternatives could include, without limitation, (i) the purchase of additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them.
     The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.
     Except as set forth above, the Reporting Persons do not have any current plan or proposal plans which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)	CPS Fund II-A is the direct beneficial owner of an aggregate of 1,669,206 shares of the Common Stock (the “CPS II-A Shares”). CPS Fund II-B is the direct beneficial owner of an aggregate of 99,007 shares of the Common Stock (the “CPS II-B Shares”). The CPS II-A Shares represent 16% beneficial ownership of the Company’s Common Stock, and the CPS II-B Shares represent 0.9% beneficial ownership of the Company’s Common Stock. Collectively, the Shares represent 16.9% beneficial ownership of the Company’s Common Stock. All calculations of beneficial ownership percentages are based on 10,440,010 shares of the Common

Stock outstanding on September 3, 2008 as reported by the Company in its Annual Report on Form 10-K filed on September 10, 2008.

By virtue of CPS II being the sole general partner of each of CPS Fund II-A and CPS Fund II-B and Messrs. Warnock, Hughes, Johnston, and Berkeley being the Managing Members of CPS II, CPS II and each Managing Member may be deemed to beneficially own the Shares directly beneficially owned by each of CPS Fund II-A and CPS Fund II-B, to the extent of the Reporting Person’s respective pecuniary interest therein. Each of the Managing Members disclaims beneficial ownership of the Shares owned by CPS Fund II-A and CPS Fund II-B, except to the extent of their indirect pecuniary interest therein. CPS Fund II-A disclaims beneficial ownership of the CPS II-B Fund Shares and CPS Fund II-B disclaims beneficial ownership of the CPS II-A Fund Shares.
(b)	Number of shares as to which such Reporting Person has:
(i) Sole power to vote or to direct the vote: 0 shares for each Reporting Person
(ii) Shared power to vote or to direct the vote: 1,768,213 shares for CPS II, CPS Fund II-A, and CPS Fund II-B. As described in Item 5(a), each of the Managing Members disclaims the power to vote or direct the vote of the Shares owned by CPS Fund II-A and CPS Fund II-B.
(iii) Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person
(iv) Shared power to dispose or to direct the disposition: 1,768,213 shares for CPS II, CPS Fund II-A, and CPS Fund II-B. As described in Item 5(a), each of the Managing Members disclaims the power to vote or direct the vote of the Shares owned by CPS Fund II-A and CPS Fund II-B.
(c)	None.

(d)	None.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7. Material to Be Filed as Exhibits
Exhibit 1 — Agreement regarding filing of joint Schedule 13D (attached).
Exhibit 2 — Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).
Exhibit 3 — Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
Exhibit 4 — Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 1, 2008

CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes Name: Donald W. Hughes
Title: Managing Member

CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes Name: Donald W. Hughes
Title: Managing Member

CAMDEN PARTNERS STRATEGIC II, LLC

/s/ Donald W. Hughes Name: Donald W. Hughes
Title: Managing Member

DAVID L. WARNOCK

/s/ Donald W. Hughes, as Attorney-in-Fact Name: David L. Warnock

DONALD W. HUGHES

/s/ Donald W. Hughes Name: Donald W. Hughes

RICHARD M. JOHNSTON

/s/ Donald W. Hughes, as Attorney-in-Fact Name: Richard M. Johnston

RICHARD M. BERKELEY

/s/ Donald W. Hughes, as Attorney-in-Fact Name: Richard M. Berkeley